FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Statutory results

The condensed consolidated financial statements and related notes presented on pages 133 to 142 inclusive are on a statutory basis and include the results and financial position of RFS Holdings (RFS), the entity that acquired ABN AMRO. The interests of the State of the Netherlands and Santander in RFS are included in minority interests.

Legal separation of ABN AMRO Bank NV took place on 1 April 2010 from which date the results of ABN AMRO attributable to the Consortium members (RBSG, the Dutch State following its acquisition of Fortis, and Santander) are classified as discontinued operations.  The income statements for 2009 have been represented accordingly.

RBS Group – Q3 2010 Results

Condensed consolidated income statement
for the period ended 30 September 2010

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September* 2009	30 September 2010	30 September* 2009
	£m	£m	£m	£m	£m

Interest receivable	5,584	5,888	5,693	17,164	20,334
Interest payable	(2,173)	(2,212)	(2,573)	(6,535)	(10,365)

Net interest income	3,411	3,676	3,120	10,629	9,969

Fees and commissions receivable	2,037	2,053	1,919	6,141	6,385
Fees and commissions payable	(611)	(579)	(545)	(1,762)	(1,896)
Income from trading activities	277	2,110	1,088	4,153	3,052
Gain on redemption of own debt	-	553	-	553	3,790
Other operating income (excluding insurance premium income)	(317)	346	(77)	476	569
Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Non-interest income	2,675	5,761	3,686	13,417	15,858

Total income	6,086	9,437	6,806	24,046	25,827

Staff costs	(2,423)	(2,365)	(2,363)	(7,477)	(7,499)
Premises and equipment	(611)	(547)	(631)	(1,693)	(1,909)
Other administrative expenses	(914)	(1,022)	(1,062)	(2,947)	(3,265)
Depreciation and amortisation	(603)	(519)	(534)	(1,604)	(1,566)
Write-down of goodwill and other intangible assets	-	-	-	-	(311)

Operating expenses	(4,551)	(4,453)	(4,590)	(13,721)	(14,550)

Profit before other operating charges and impairment losses	1,535	4,984	2,216	10,325	11,277
Insurance net claims	(1,142)	(1,323)	(1,145)	(3,601)	(3,036)
Impairment losses	(1,953)	(2,487)	(3,279)	(7,115)	(10,800)

Operating (loss)/profit before tax	(1,560)	1,174	(2,208)	(391)	(2,559)
Tax credit/(charge)	295	(825)	617	(637)	1,073

(Loss)/profit from continuing operations	(1,265)	349	(1,591)	(1,028)	(1,486)

Loss on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	-	(1,019)	-	(1,019)	-
Other profits from discontinued operations, net of tax	18	-	-	331	30

Profit/(loss) from discontinued operations, net of tax	18	(1,019)	-	(688)	30

Loss for the period	(1,247)	(670)	(1,591)	(1,716)	(1,456)
Minority interests	101	946	36	703	(595)
Preference share and other dividends	-	(19)	(245)	(124)	(791)

(Loss)/profit attributable to ordinary and B shareholders	(1,146)	257	(1,800)	(1,137)	(2,842)

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.1p)	0.8p	(3.2p)	(0.5p)	(5.2p)

Basic loss per ordinary and B share from discontinued operations	-	-	-	-	(0.1p)

* restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

RBS Group – Q3 2010 Results

Condensed consolidated statement of comprehensive income
for the period ended 30 September 2010

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Loss for the period	(1,247)	(670)	(1,591)	(1,716)	(1,456)

Other comprehensive income
Available-for-sale financial assets	235	93	3,079	743	1,419
Cash flow hedges	553	1,449	(90)	1,807	274
Currency translation	(647)	(91)	1,777	47	(2,504)
Tax on other comprehensive income	(256)	(331)	(857)	(702)	(379)

Other comprehensive (loss)/income for the period, net of tax	(115)	1,120	3,909	1,895	(1,190)

Total comprehensive (loss)/income for the period	(1,362)	450	2,318	179	(2,646)

Attributable to
Minority interests	(117)	(457)	1,075	(249)	(743)
Preference shareholders	-	-	242	105	752
Paid-in equity holders	-	19	3	19	39
Ordinary and B shareholders	(1,245)	888	998	304	(2,694)

	(1,362)	450	2,318	179	(2,646)

RBS Group – Q3 2010 Results

Financial review

Operating loss
Operating loss before tax for the quarter was £1,560 million compared with a profit of £1,174 million in the second quarter of 2010.

Total income
Total income decreased 36% to £6,086 million in the quarter.

Net interest income fell by 7% to £3,411 million.

Non-interest income decreased to £2,675 million from £5,761 million in the second quarter of 2010.

Operating expenses
Operating expenses increased to £4,551 million of which integration and restructuring costs were £311 million compared with £254 million in the second quarter of 2010.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, decreased by 14% to £1,142 million.

Impairment losses
Impairment losses were £1,953 million, compared with £2,487 million in the second quarter of 2010.

Taxation
The tax credit for the third quarter of 2010 was £295 million compared with a tax charge of £825 million in the second quarter of 2010.

Earnings
Basic earnings per ordinary share including discontinued operations was a loss of 1.1p per share compared with earnings of 0.8p for the second quarter of 2010.

Capital
Capital ratios at 30 September 2010 were Core Tier 1 of 10.2%, Tier 1 of 12.5% and Total of 13.5%.

RBS Group – Q3 2010 Results

Condensed consolidated balance sheet
at 30 September 2010

	30 September 2010	30 June 2010	31 December 2009 (audited)
	£m	£m	£m

Assets
Cash and balances at central banks	61,416	29,591	52,261
Net loans and advances to banks	60,334	54,489	56,656
Reverse repurchase agreements and stock borrowing	48,407	47,663	35,097
Loans and advances to banks	108,741	102,152	91,753
Net loans and advances to customers	528,049	539,375	687,353
Reverse repurchase agreements and stock borrowing	44,503	39,396	41,040
Loans and advances to customers	572,552	578,771	728,393
Debt securities	226,410	236,260	267,254
Equity shares	21,755	17,326	19,528
Settlement balances	22,874	20,718	12,033
Derivatives	548,805	522,871	441,454
Intangible assets	14,369	14,482	17,847
Property, plant and equipment	17,398	17,608	19,397
Deferred taxation	5,909	5,839	7,039
Prepayments, accrued income and other assets	11,908	14,095	20,985
Assets of disposal groups	17,450	22,340	18,542

Total assets	1,629,587	1,582,053	1,696,486

Liabilities
Bank deposits	80,304	96,710	104,138
Repurchase agreements and stock lending	41,465	44,165	38,006
Deposits by banks	121,769	140,875	142,144
Customer deposits	420,639	420,890	545,849
Repurchase agreements and stock lending	87,287	70,655	68,353
Customer accounts	507,926	491,545	614,202
Debt securities in issue	235,083	217,317	267,568
Settlement balances	20,628	19,730	10,413
Short positions	44,004	42,994	40,463
Derivatives	543,397	508,966	424,141
Accruals, deferred income and other liabilities	23,667	24,867	30,327
Retirement benefit liabilities	2,637	2,611	2,963
Deferred taxation	2,270	2,195	2,811
Insurance liabilities	6,782	6,521	10,281
Subordinated liabilities	27,890	27,523	37,652
Liabilities of disposal groups	16,154	17,615	18,890

Total liabilities	1,552,207	1,502,759	1,601,855

Equity
Minority interests	1,780	2,492	16,895
Owners’ equity*
Called up share capital	15,029	15,029	14,630
Reserves	60,571	61,773	63,106

Total equity	77,380	79,294	94,631

Total liabilities and equity	1,629,587	1,582,053	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	70,856	72,058	69,890
Other equity owners	4,744	4,744	7,846

	75,600	76,802	77,736

RBS Group – Q3 2010 Results

Commentary on condensed consolidated balance sheet

Total assets of £1,629.6 billion at 30 September 2010 were up £47.5 billion, 3%, compared with 30 June 2010.

Cash and balances at central banks were up £31.8 billion, 108% to £61.4 billion.

Loans and advances to banks increased by £6.6 billion, 6%, to £108.7 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £0.7 billion, 2% to £48.4 billion and bank placings rose £5.8 billion, 11%, to £60.3 billion as a result of increased placings on the inter-bank markets.

Loans and advances to customers decreased £6.2 billion, 1%, to £572.6 billion. Within this reverse repos were up £5.1 billion, 13% to £44.5 billion. Excluding reverse repos, customer lending decreased by £11.3 billion, 2%, to £528.0 billion or by £9.8 billion before impairment provisions. This reflected reductions, in constant currency terms, in Non-Core of £6.8 billion, together with declines in UK Corporate £1.7 billion, Global Transaction Services, £1.2 billion, Global Banking & Markets, £1.2 billion and US Retail & Commercial, £1.1 billion together with the effect of exchange rate movements, £0.2 billion. These were offset by growth in UK Retail, £1.9 billion, and Wealth, £0.6 billion.

Equity shares increased £4.4 billion, 26%, to £21.8 billion driven by increased holdings within Global Banking & Markets.

Settlement balances rose £2.2 billion, 10%, to £22.9 billion as a result of customer activity principally within Global Banking & Markets.

Movements in the value of derivative assets, up £25.9 billion, 5%, to £548.8 billion, and liabilities, up £34.4 billion, 7%, to £543.4 billion, primarily reflect changes in interest rates, currency movements, with Sterling strengthening against the US dollar offset in part by weakening against the Euro, and growth in trading volumes.

Assets of disposal groups reduced by £4.9 billion, 22%, to £17.5 billion resulting primarily from the completion of disposals of RBS Sempra’s Oil, Metals and European Gas & Power business, the Eurosales Finance businesses in France and Germany and certain of the Group’s Asian and Latin American businesses.

Deposits by banks declined £19.1 billion, 14%, to £121.8 billion, reflecting reduced inter-bank deposits, down £16.4 billion, 17%, to £80.3 billion and decreased repurchase agreements and stock lending (‘repos’), down £2.7 billion, 6%, to £41.5 billion.

Customer accounts rose £16.4 billion, 3%, to £507.9 billion. Within this, repos increased £16.6 billion, 24%, to £87.3 billion.  Excluding repos, customer deposits were down £0.3 billion, to £420.6 billion, with reductions, in constant currency terms, in Global Banking & Markets, £4.8 billion, Wealth, £1.4 billion and Ulster Bank, £0.2 billion, together with the effect of exchange rate movements of £1.5 billion. This was partially offset by growth in UK Corporate, £2.6 billion, Global Transaction Services, £2.3 billion, UK Retail, £1.4 billion and US Retail & Commercial, £1.1 billion.

RBS Group – Q3 2010 Results

Commentary on condensed consolidated balance sheet

Debt securities in issue were up £17.8 billion, 8%, to £235.1 billion, principally as a result of the Group’s capital raising programme in the third quarter, coupled with movements in Global Banking & Markets.

Liabilities of disposal groups declined £1.5 billion, 8%, to £16.2 billion primarily reflecting the completion of several disposals in the quarter.

Owners' equity reduced by £1.2 billion, 2%, to £75.6 billion. The attributable loss for the period, £1.1 billion, and exchange rate movements, £0.7 billion, were offset in part by an increase in cash flow hedging reserves, £0.4 billion, and reduced losses in available-for-sale reserves £0.2 billion.

RBS Group – Q3 2010 Results

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009 (audited)
	£m	£m	£m

Called-up share capital
At beginning of period	14,630	14,630	9,898
Ordinary shares issued in respect of placing and open offers	-	-	4,227
B shares issued	-	-	510
Other shares issued during the period	402	401	-
Preference shares redeemed during the period	(2)	(2)	(5)

At end of period	15,030	15,029	14,630

Paid-in equity
At beginning of period	565	565	1,073
Securities redeemed during the period	(132)	(132)	(308)
Transfer to retained earnings	(2)	(2)	(200)

At end of period	431	431	565

Share premium account
At beginning of period	23,523	23,523	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	-	1,047
Other shares issued during the period	217	217	-
Preference shares redeemed during the period	-	-	(4,995)
Redemption of preference shares classified as debt	118	118	-

At end of period	23,858	23,858	23,523

Merger reserve
At beginning of period	25,522	25,522	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591
Transfer to retained earnings	(12,250)	(12,250)	(9,950)

At end of period	13,272	13,272	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(1,755)	(3,561)
Unrealised gains in the period	1,327	647	1,202
Realised (gains)/losses in the period	(535)	(127)	981
Taxation	(263)	(208)	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	(16)	-

At end of period	(1,242)	(1,459)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(252)	(876)
Amount recognised in equity during the period	329	(58)	380
Amount transferred from equity to earnings in the period	138	17	513
Taxation	(154)	-	(269)
Recycled to profit or loss on disposal of businesses, net of £20 million tax	58	58	-

At end of period	119	(235)	(252)

RBS Group – Q3 2010 Results

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010 (continued)

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009 (audited)
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,528	4,528	6,385
Retranslation of net assets	997	1,775	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(452)	(609)	456
Taxation	29	72	9
Recycled to profit or loss on disposal of businesses	(17)	(11)	-

At end of period	5,085	5,755	4,528

Capital redemption reserve
At beginning of period	170	170	170
Preference shares redeemed during the period	2	2	-

At end of period	172	172	170

Contingent capital reserve
At beginning of period	(1,208)	(1,208)	-
Contingent capital agreement – consideration payable	-	-	(1,208)

At end of period	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	12,134	12,134	7,542
(Loss)/profit attributable to ordinary shareholders and other equity owners
- continuing operations	(985)	163	(2,600)
- discontinued operations	(28)	(30)	(72)
Equity preference dividends paid	(105)	(105)	(878)
Paid-in equity dividends paid, net of tax	(19)	(19)	(57)
Transfer from paid-in equity
- gross	2	2	200
- taxation	(1)	(1)	-
Equity owners gain on withdrawal of minority interest
- gross	40	40	629
- taxation	(11)	(11)	(176)
Redemption of equity preference shares	(2,968)	(2,968)	-
Gain on redemption of equity preference shares	609	609	-
Redemption of preference shares classified as debt	(118)	(118)	-
Transfer from merger reserve	12,250	12,250	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(3,756)
- taxation	-	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(11)	(9)	(16)
Share-based payments
- gross	103	61	325
- taxation	12	5	-

At end of period	20,904	22,003	12,134

Own shares held
At beginning of period	(121)	(121)	(104)
Shares purchased during the period	(711)	(704)	(33)
Shares issued under employee share schemes	11	9	16

At end of period	(821)	(816)	(121)

Owners’ equity at end of period	75,600	76,802	77,736

RBS Group – Q3 2010 Results

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010 (continued)

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009 (audited)
	£m	£m	£m

Minority interests
At beginning of period	16,895	16,895	21,619
Currency translation adjustments and other movements	(481)	(461)	(1,434)
(Loss)/profit attributable to minority interests
- continuing operations	(43)	74	382
- discontinued operations	(660)	(676)	(33)
Dividends paid	(4,217)	(4,171)	(313)
Movements in available-for-sale securities
- unrealised (losses)/gains in the period	(54)	22	299
- realised losses/(gains) in the period	36	(3)	(466)
- taxation	5	1	(36)
- recycled to profit or loss on disposal of discontinued operations, net of £2 million tax	(7)	(7)	-
Movements in cash flow hedging reserves
- amount recognised in equity during the period	(99)	(165)	(209)
- taxation	33	47	59
- recycled to profit or loss on disposal of discontinued operations, net of £340 million tax	1,021	1,036	-
Actuarial gains recognised in retirement benefit schemes
- gross	-	-	91
- taxation	-	-	1
Equity raised	501	501	9
Equity withdrawn and disposals	(11,110)	(10,561)	(2,445)
Transfer to retained earnings	(40)	(40)	(629)

At end of period	1,780	2,492	16,895

Total equity at end of period	77,380	79,294	94,631

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	(249)	(132)	(1,346)
Preference shareholders	105	105	878
Paid-in equity holders	19	19	57
Ordinary and B shareholders	304	1,549	(5,747)

	179	1,541	(6,158)

RBS Group – Q3 2010 Results

Notes on statutory results

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future.  Accordingly, the IMS for the nine months ended 30 September 2010 has been prepared on a going concern basis.

2. Litigation and investigations developments
Except for the developments noted below, there have been no material changes to the litigation or investigations as disclosed in the Interim Results for the six months ended 30 June 2010.

Payment Protection Insurance ("PPI")
The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers’ Association filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the Financial Ombudsman Service.

RBS Group – Q3 2010 Results

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2009 have been filed with the Registrar of Companies. The report of the auditors on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

RBS Group – Q3 2010 Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary